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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Percival Financial Partners, Ltd.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Village Square II Suite 252 5100 Falls Road
         (No. and Street)

Baltimore   Maryland   21210
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth P. Taylor, Sr   (410) 323-5333
             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard N. Colman & Associates, PA

      (Name – *if individual, state last, first, middle name*)

2 Reservoir Circle Suite 100 Baltimore, MD 21208
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Kenneth P. Taylor, Sr_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Percival Financial Partners, Ltd._____
of __December 31,_____ , 20 __03__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_Kenl w/_____
Signature Kenneth P. Taylor, Sr

__President_____
Title

_Gloria Chance_____   Gloria chance
Notary Public   my commission
                                                    expires 6/1/06

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2003

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman & Associates, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208

Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.
CONTENTS
DECEMBER 31, 2003

Richard N. Colman & Associates, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208

Phone: (410) 486-8500
FAX: (410) 653-1093

To the Board of Directors
Percival Financial Partners, Ltd.
Baltimore, Maryland

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

We have audited the statement of financial condition of Percival Financial Partners, Ltd. as of December 31, 2003, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity, and related computation of net capital and schedule of operating expenses for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, and related schedules thereto, referred to above present fairly, in all material respects, the financial position of Percival Financial Partners, Ltd. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Richard N. Colman & Associates, P.A.
RICHARD N. COLMAN & ASSOCIATES, P.A.
Certified Public Accountants

Baltimore, Maryland
February 7, 2004

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents (Note 1)	175,916
Accounts Receivable (Notes 1 and 2)	54,363
Employee Receivables	21,685
Prepaid Expenses	1,780

TOTAL CURRENT ASSETS   253,744

FIXED ASSETS (Note 3)

Furniture	26,715
Office Equipment	60,751
Leasehold Improvements	6,678

TOTAL FIXED ASSETS, at cost   94,144

ACCUMULATED DEPRECIATION (Note 3)   67,620

TOTAL FIXED ASSETS, net   26,524

OTHER ASSETS

Organizational Expense (net of $2,500 of accumulated amortization)   0

TOTAL OTHER ASSETS   0

TOTAL ASSETS   280,268

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

CURRENT LIABILITIES

Accounts and Pension Payable (Note 1)	22,927
TOTAL CURRENT LIABILITIES	22,927
TOTAL LIABILITIES	22,927

STOCKHOLDERS' EQUITY

Common Stock, $1 Par Value	
(75,000 shares authorized; 50,000 shares issued and outstanding)	50,000
Contributed Capital In Excess of Par	275,500
Retained Earnings (Deficit)	(68,159)
TOTAL STOCKHOLDERS' EQUITY	257,341

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	280,268

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

	$	%
COMMISSION INCOME	1,192,701	100.00
COST OF COMMISSIONS		
Execution Expense	125,946	10.55
Clearance Expense	189,052	15.85
Fees Expense	4,027	0.35
TOTAL COST OF COMMISSIONS	319,025	26.75
GROSS PROFIT	873,676	73.25
OPERATING EXPENSES (See Schedule)	783,819	65.72
NET INCOME (LOSS) FROM OPERATIONS	89,857	7.53
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	406	0.03
Miscellaneous Income	1,297	0.12
Rental Income	0	0.00
TOTAL OTHER INCOME (EXPENSE)	1,703	0.15
NET INCOME (LOSS)	91,560	7.68
RETAINED EARNINGS, Beginning	(156,497)	
S Corporation Distributions	(3,222)	
RETAINED EARNINGS, Ending	(68,159)	

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOW FROM OPERATING ACTIVITIES:

Net Income (Loss)	91,560

Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by Operating Activities:

Amortization	0
Depreciation	8,060
Dividend Income	(406)
Decrease in Accounts Receivable	(9,393)
Increase in Prepaid Expenses	(60)
Increase in Accounts Payable	(4,461)
Total Adjustments	(6,260)
Net Cash Provided By Operating Activities	85,300

CASH FLOWS FROM INVESTING ACTIVITIES:

Dividend Income	406
Increase in Employee Receivables	1,826
Acquisition of Fixed Assets	(12,786)
S Corporation Distributions	(3,222)
Rounding	(1)
Net Cash Flows From Investing Activities:	(13,777)

CASH FLOWS FROM FINANCING ACTIVITIES

Net Cash Flows From Financing Activities	0
NET INCREASE (DECREASE) IN CASH	71,523
CASH AND CASH EQUIVALENTS, BEGINNING	104,393
CASH AND CASH EQUIVALENTS, ENDING	175,916
Interest Actually Paid	0
Taxes Actually Paid	0

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

-5-

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	(156,497)
Additions	0	0	0
Reductions	0	0	(3,222)
Net Income (Loss)	0	0	91,560
Ending Balance	50,000	275,500	(68,159)

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the National Association of Securities Dealers. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Pershing, LLC (a BNY Securities Group Company). The majority of clients, both as a function of number and volume, are institutional based money management firms managing investment portfolios on behalf of their national institutional clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The current Stockholders and Officers are as follows:

| Kenneth P. Taylor, Sr. | CEO/CFO President Treasurer Secretary | 31,000 shares | 62% |
| Arnold Smolen | Vice President | 19,000 shares | 38% |

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholders.

Note 2 - ACCOUNTS RECEIVABLE
The allowance for doubtful accounts as of December 31, 2003 was $0.

Note 3 - FIXED ASSETS
The components of fixed assets at December 31, 2003 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION
Furniture and Fixtures	$ 26,715	$ 15,541
Office Equipment	60,751	51,201
Leasehold Improvements	6,678	878
Total Fixed Assets - Cost	$ 94,144	$ 67,620

Depreciation expense for the year ended December 31, 2003 was $8,060.

Note 4 - LEASE COMMITMENT
Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a three year operating lease expiring September 30, 2005. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2004	42,679
2005	32,729
TOTAL	$ 75,408

Note 5 - OTHER COMMITTMENTS
The Company has entered into an agreement with Pershing, LLC (a BNY Securities Group Company) to provide trading and brokerage services. This contract is cancelable with 90 days notice by either party. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Pershing, LLC (a BNY Securities Group Company). This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k) (2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $205,336 with an aggregate indebtedness to net capital ratio of 0.112.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the year ended December 31, 2003. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the NASD. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year. The plan is a discretionary, employee salary deferral type plan that requires a 3% matching contribution by the company. For the year ended December 31, 2003 this contribution is $8,749.

Richard N. Colman & Associates, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (k)(2)(ii)

In planning and performing our audit of the financial statements and supplemental schedules thereto of Percival Financial Partners, Ltd. as of December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental information thereto and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission we have made a study of the practices and procedures including tests of such practices and procedures followed by Percival Financial Partners, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities therefore we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts,
   verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for
   securities under section B of Federal Reserve
   Regulation T of the Board of Governors of the Federal
   Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

Members: American Institute of Certified Public Accountants ♦ Maryland Association of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC
RULE 15c3-3 (continued)

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard N. Colman & Associates, P.A.
RICHARD N. COLMAN & ASSOCIATES, P.A.
Certified Public Accountants

Baltimore, Maryland
February 7, 2004

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Computation of Net Capital

Total Stockholdres' Equity	257,341
Deduct: Stockholders' Equity not Allowable for Net Capital	0
Stockholders' Equity Qualified for Net Capital	257,341
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	257,341
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $26,715 less $15,541 Accumulated Depreciation)	11,174
Office Equipment (Cost $60,751 less $51,201 Accumulated Depreciation)	9,550
Leasehold Improvements (Cost $6,678 less $878 Accumulated Depreciation)	5,800
Other Assets	23,465
Total Non-Allowable Assets	49,989
Total Deductions and/or Charges:	49,989
Net Capital Before Haircuts on Securities Positions	207,352
Haircuts on Securities Positions	
Money Market	2,016
Total Haircuts on Securities Positions	2,016
Net Capital	205,336
Total Aggregate Indebtedness	
Accounts Payable	22,927
Total Aggregate Indebtedness	22,927
Ratio of Total Aggregate Indebtedness to Net Capital	0.112

Computation of Basic Net Capital Requirement

Net Capital per Above	205,336
Minimum Net Capital Requirement of Reporting Broker per NASD Agreement	5,000
Excess Net Capital	200,336
Excess Net Capital at 1,000% (Net Capital less 10% Aggregage Indebtedness)	203,043

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

FOR THE YEAR ENDED DECEMBER 31, 2003

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report   205,336

Add:

Deduct:

Net Capital per Above   205,336

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

	$	%
OPERATING EXPENSES		
Advertising & Promotion	8,715	0.73
Amortization	0	0.00
Automobile	15,480	1.30
Bank Service Charges	965	0.08
Computer Expense	375	0.03
Consulting Expense	54,307	4.55
Contributions	38,390	3.22
Delivery, Courier and Postage	3,172	0.27
Depreciation	8,060	0.68
Dues, Subscriptions, and Publications	67,040	5.62
Education and Seminars	0	0.00
Employee Benefits	34,752	2.91
Entertainment	62,853	5.27
Insurance	10,124	0.85
Legal and Accounting	22,494	1.89
Office Expense	22,459	1.88
Payroll Services	1,516	0.13
Payroll Taxes	20,503	1.72
Pension Expense	10,390	0.87
Rent and Occupancy Expense (Note 4)	52,867	4.43
Repairs and Maintenance	0	0.00
Salaries, Wages and Bonuses	299,285	25.09
Taxes and Licenses	5,324	0.45
Telephone and Communication	19,339	1.62
Travel	25,409	2.13
TOTAL OPERATING EXPENSES	**783,819**	**65.72**